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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                        Algos Pharmaceutical Corporation
                                (Name of Issuer)

                      Common Stock Par Value $.01 per share
                         (Title of Class of Securities)

                                   015869 10 0
                                 (CUSIP Number)

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


                               Page 1 of 4 pages



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1.   Name of Reporting Persons:  Roger H. Kimmel
     I.R.S. Identification Nos. of above persons (entities only).
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
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     (a)
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     (b)
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3.   SEC Use Only
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4.   Citizenship or Place of Organization: United States Citizen
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Number of Shares    5. Sole Voting Power:  271,332
Beneficially Owned  -----------------------------------------------------------
By Each Reporting   6. Shared Voting Power:  657,193
Person With         -----------------------------------------------------------
                    7. Sole Dispositive Power:  271,332
                    -----------------------------------------------------------
                    8. Shared Dispositive Power:  657,193
                    -----------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  928,525
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10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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11.  Percent of Class Represented by Amount in Row (11):  5.3%
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12.  Type of Reporting Person (See Instructions)
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ITEM 1.

  (a)   Name of Issuer: Algos Pharmaceutical Corporation

  (b)   Address of Issuer's Principal Executive Offices

                  1333 Campus Parkway
                  Neptune, New Jersey 07753

ITEM 2.

  (a)   Name of Person Filing:  Roger H. Kimmel

  (b)   Address of Principal Business Office or, if none, Residence:

                  Algos Pharmaceutical Corporation
                  1333 Campus Parkway
                  Neptune, New Jersey 07753

  (c)   Citizenship: United States

  (d)   Title of Class of Securities

        Common Stock, par value $.01 per share

  (e)   CUSIP Number:  015869 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 'SS''SS' 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a)  [ ] Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o).

  (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

  (e)  [ ] An investment adviser in accordance with 'SS' 240.13d-1(b)(1)(ii)(E);

  (f) [ ] An employee benefit plan or endowment fund in accordance 'SS' 240.13d-1(b)(1)(ii)(F);

  (g) [ ] A parent holding company or control person in accordance with 'SS' 240.13d-1(b)(1)(ii)(G);

  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)  [ ]  Group, in accordance with 'SS' 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

         (a) Amount beneficially owned:  928,525

         (b) Percent of class:  5.3%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote 271,332.

             (ii)  Shared power to vote or to direct the vote 657,193.

             (iii) Sole power to dispose or to direct the disposition
                   of 271,332.

             (iv) Shares power to dispose or to direct the disposition of 657,193.


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The 928,525 shares reported by Mr. Kimmel includes 657,193 shares that are held in the Hyatt Family Trust for which Mr. Kimmel serves as a trustee and as to which Mr. Kimmel holds the shared power of disposition and power to vote, and 221,332 shares that are held in a separate trust as to which Mr. Kimmel serves as the sole trustee and as to which shares Mr. Kimmel disclaims beneficial ownership.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

                Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2000
                                               ------------------------------
                                                        Date

                                               /s/ Roger H. Kimmel
                                               --------------------------------
                                                       Signature



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                             STATEMENT OF DIFFERENCES
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The section symbol shall be expressed as................................... 'SS'